FraserPapers

FILE No. 82-34837

May 9, 2005

05008280

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

1. Press Release dated May 5, 2005 as to financial results in the first quarter.
2. Management's Discussion and Analysis dated May 5, 2005.
3. Interim Consolidated Financial Statements dated April 2, 2005.
4. Certification of Interim Filings (President and Chief Executive Officer) dated May 5, 2005.
5. Certification of Interim Filings (Senior Vice President and Chief Administrative Officer) dated May 5, 2005.
6. Report of Voting Results dated May 6, 2005.

If the Commission has any questions with respect to this letter or its enclosures, please contact Marina Mueller at 416-359-8634.

Yours very truly,

PROCESSED
MAY 24 2005
THOMSON
FINANCIAL

FRASER PAPERS INC.

by:

Glen McMillan
Senior Vice President
and Chief Administrative Officer

Enclosures

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

NEWS RELEASE

FraserPapers

Fraser Papers Reports Improved Earnings in First Quarter

(All financial references are in US dollars unless otherwise noted)

TORONTO, ON (May 5, 2005) – Fraser Papers Inc. (TSX:FPS) today reported improved financial results in the first quarter ended April 2, 2005 and progress toward achieving its value-creating initiatives for shareholders.

Fraser Papers generated earnings of $3 million or $0.10 per common share for the quarter ended April 2, 2005 compared with a loss of $14 million or $0.47 per share in the same quarter in 2004. The first quarter performance compares favourably to the fourth quarter of 2004 in which Fraser recorded a loss of $21 million or $0.70 per share.

	Three Months Ended	
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	**April 2, 2005**	March 27, 2004
EBITDA	**11**	—
Earnings	**3**	(14)
per share	**$0.10**	$(0.47)

FINANCIAL HIGHLIGHTS

In the first quarter ended April 2, 2005 Fraser Papers:

- Generated earnings before interest, taxes, depreciation and amortization (EBITDA) of $11 million compared to negative $7 million in the prior quarter and $nil in the first quarter of 2004.
- Completed long term financing initiative through the issue of $150 million of 10 year, senior unsecured notes.
- Closed the sale of the Midwest paper operations.
- Announced the sale of 240,000 acres of timberlands in Maine for $81 million.
- Completed all restructuring initiatives announced in the fourth quarter of 2004.
- Repaid and cancelled revolving term loan with Fraser Papers' major shareholder, Brascan Corporation (NYSE:BNN, TSX:BNN.A).
- Achieved record production in quarter at the Company's Madawaska operations.
- Generated return on capital employed of 6%.

"The improved results in the first quarter of 2005 reflect the impact of our cost reduction and asset repositioning initiatives in an environment characterized by stable pricing for many of our end products offset by rising input costs for energy and fibre" commented Dominic Gammiero, President and CEO of Fraser Papers.

VALUE CREATING INITIATIVES

Cost Reductions

The company achieved $7 million in margin improvement ("MIP") during the quarter. The MIP program measures improvements in EBITDA resulting from higher volumes, improved product mix and cost reductions assuming constant exchange rates and commodity prices. The $7 million achieved in the first quarter relates to increased production volumes and lower fixed costs. These improvements served to partly offset higher fibre costs, energy costs and the impact of a stronger Canadian dollar. The negative impact of fibre costs, energy costs and foreign exchange for the first quarter of 2005 was $14 million relative to 2004.

Asset Repositioning

During the first quarter of 2005, the Company completed the sale of its Park Falls operations. Fraser Papers expects to record an annualized EBITDA improvement of approximately $8 million as a result of this transaction due primarily to a net reduction in selling and administration costs.

On March 17, 2005 the Company issued $150 million of senior unsecured notes. These notes mature in March 2015 and bear interest at an annual rate of 8.75%. A portion of the proceeds from this offering will be used to purchase various assets currently under operating leases which are subject to guarantees from Fraser Papers' former parent company, Norbord Inc. On April 22, 2005 the Company announced the acquisition of a cogeneration power facility in Berlin, New Hampshire for $34 million. This transaction is estimated to result in an improvement to Fraser Paper's annual EBITDA of $5 million.

On April 6, 2005, Fraser Papers announced that it has entered into an agreement to sell 240,000 acres of timberlands in Maine for $81 million. This transaction is expected to close during the second quarter of 2005 and is expected to result in a pre-tax gain of approximately $45 million. At the time of closing, Fraser Papers will enter into a 20 year fibre supply agreement with the buyer under which Fraser will continue to receive substantially the same volumes of fibre that it historically received from the timberlands.

Product Development

Fraser Papers' product development activities have been focused on increasing sales of the company's technical specialty papers from its Madawaska and Gorham paper mills where 8% of the product mix during the quarter was made up of products developed within the last two years. During the quarter, the company developed nine new specialty paper products for applications such as ultra-lightweight thermal base papers, food tray applications and high definition paperboard.

OUTLOOK

In the upcoming quarter, management expects to see a relatively stable pricing environment for Fraser Papers' paper products. Lumber pricing, however, is expected to decrease as current market prices are more than 10% below average pricing realized in the first quarter. Pulp markets appear unsettled as hardwood kraft pricing remains firm but the softwood kraft market has shown recent weakness. While demand for certain commodity uncoated freesheet grades is softening thus far in 2005, Fraser Papers' focus on high value products should substantially insulate the Company from potential price declines during the second quarter. Demand for both coated and uncoated groundwood products is strong and the supply/demand balance is expected to remain favourable in the second quarter.

While Fraser Papers has made and will continue to make significant progress on the controllable elements of the cost side of the business, fibre and energy costs continue to rise. The margin improvement program is expected to continue to offset a portion of these rising costs, however the current cost environment for fibre and energy is creating ongoing challenges for the entire forest products industry.

Overall, management expects that results in the second quarter will be largely consistent with results in the first quarter.

ANNUAL MEETING AND INFORMATION SESSIONS

Fraser Papers' annual meeting of shareholders will be held in the Hockey Hall of Fame, BCE Place, 30 Yonge Street, Toronto, Canada on Thursday, May 5 at 10:30 a.m. Toronto time. The meeting can be accessed via web cast on the Fraser Papers web site at www.fraserpapers.com. management will be available for one-on-one information sessions with investors and analysts after the annual meeting. Please contact Fraser Papers at (416) 359-8632 to book an information session.

Note to Reader
Fraser Papers was established as a stand-alone company on June 30th, 2004. As a result, comparative historical financial results may not be indicative of those that would have resulted had Fraser Papers existed as a stand-alone entity during those periods.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:
Ben Vaughan
Senior Vice President
Finance and Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 5, 2005

This Management's Discussion and Analysis should be read in conjunction with Management's Discussion and Analysis for the year ended December 31, 2004 and the Nexfor Inc. Circular to Shareholders dated May 3, 2004.

EBITDA, net debt, free cash flow and net debt to net debt plus equity are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the Management's Discussion and Analysis. All financial references are to U.S. dollars unless otherwise noted.

Distribution of Fraser Papers

On June 30, 2004, Norbord Inc. ("Norbord") completed a reorganization whereby, among other things, it transferred its interest in its paper, sawmill and timber assets to Fraser Papers Inc. and its subsidiaries (collectively, "Fraser Papers") and then distributed the shares of Fraser Papers Inc. (the "Company") to its shareholders.

The interim consolidated financial statements accompanying this MD&A have been prepared using the same accounting policies and methods as the combined financial statements of the Fraser Papers division of Norbord (the "Division"). For the three months ended March 27, 2004 the consolidated financial statements were prepared from the books and records of the Division. Earnings per share for the three months ended March 27, 2004 are based on the assumption that the 30,111,976 common shares issued as a result of the reorganization were issued and outstanding for all periods presented. Readers are cautioned that as a result of the basis of presentation under Canadian generally accepted accounting principles as described in note 1 to the interim consolidated financial statements, the operating results for the three months ended March 27, 2004 may not necessarily be indicative of the revenues and expenses that would have resulted had the Division operated as a stand-alone entity during this periods.

Sale of Park Falls

On January 5, 2005, Fraser Papers agreed to sell its text and cover business consisting of a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets. The transaction closed on February 18, 2005. An EBITDA loss of \$3 million related to Park Falls for the period from January 1st through February 18th, 2005 are included in the consolidated statement of operations. The Company also realized a loss of \$4 million on the sale.

As consideration for these net assets, Fraser Papers received a 40% interest in the purchaser, Smart Papers, which owns similar assets. The agreement includes various representations, warranties and indemnities which are standard in sales of assets. However, any breach of any warranty or claim under an indemnity could result in an increase or decrease in Fraser Papers' percentage of ownership. Fraser Papers will account for its interest in the purchaser using the equity method of accounting.

Issuance of Senior Unsecured Notes

On March 17, 2005 the Company issued $150 million of senior unsecured notes. These notes mature in March 2015 and bear interest at an annual rate of 8.75%. Prior to the end of the quarter, a portion of the proceeds from this offering plus cash on hand was used to repay in full $75 million outstanding on the revolving term facility that the Company had with an affiliate of Brascan Corporation (a related party).

A portion of the remaining proceeds will be used to purchase various assets currently under operating leases which are subject to guarantees from Fraser Papers' former parent company, Norbord Inc. On April 22, 2005 the Company announced the acquisition of a cogeneration power facility in Berlin, New Hampshire for $34 million. These acquisitions are consistent with Fraser Papers' commitment to remove Norbord from guarantees that it had provided prior to the separation of the two companies in June 2004. The maximum potential obligation on the remaining guarantees is estimated to be $51 million. The Company expects to acquire additional assets of $36 million prior to December 2005. The repurchase of the leases (including the cogeneration plant at Berlin, New Hampshire and all remaining acquisitions) are estimated to result in an improvement to Fraser Paper's annual EBITDA of $11 million.

The remainder of the proceeds after the repayment of the revolving term credit facility and the acquisition of leased assets will be used for general corporate purposes.

Sale of Maine Timberlands

On April 6, 2005 Fraser Papers announced that it has entered into an agreement to sell 240,000 acres of timberlands in Maine for $81 million. This transaction is expected to close during the second quarter of 2005. At the time of closing, Fraser Papers will enter into a 20 year fibre supply agreement and will continue to receive substantially the same volumes of fibre that it historically received from the timberlands. Fraser Papers will purchase the fibre based on fair market value. This is consistent with Fraser Papers' historical practice of accounting for purchases of fibre between the Timber and Paper segments of the business. The Company expects to record a pre-tax gain of approximately $45 million in the second quarter relating to this transaction.

Summary of Quarterly Results (last eight quarters)

US$ MILLLIONS, EXCEPT PER SHARE AMOUNTS	Net Sales	Earnings (loss)	Earnings (loss) Per Share (basic and diluted)[(1)]
2005			
1st Quarter	**$256**	**$3**	**$0.10**
2004			
4th Quarter	$257	$(21)	$(0.70)
3rd Quarter	261	2	0.07
2nd Quarter	257	(10)	(0.33)
1st Quarter	221	(14)	(0.47)
2003			
4th Quarter	$227	$(25)	$(0.83)
3rd Quarter	230	(19)	(0.63)
2nd Quarter	216	(41)	(1.36)

(1) Earnings per share for periods prior to the spin-off from Norbord are based on the assumption that the 30,111,976 common shares issued as a result of the spin-off were issued and outstanding for all periods presented.

Operating Results

Net sales for the quarter were $256 million, up significantly from net sales in the first quarter of 2004 of $221 million. EBITDA for the quarter was $11 million, an improvement of $11 million over $nil in the first quarter of 2004 and $18 million over the negative $7 million recorded in the fourth quarter of 2004. The improvement in EBITDA is related primarily to improved profitability in the paper segment of our business driven by stronger lumber and pulp pricing, lower costs resulting from our cost reduction initiatives, increased production of market pulp as a result of full operations in the quarter and strong paper production.

For the quarter, the Company's Paper segment and Timber segment generated $6 million and $5 million of EBITDA. respectively. The EBITDA results from the Paper segment improved by $9 million on a year-over-year basis. Of the $6 million of EBITDA generated by the Paper segment, lumber accounted for $4 million, paper accounted for $4 million while our market pulp operations generated a loss of $2 million due primarily to a realized loss on our pulp swaps.

Depreciation expense was $11 million in the quarter, in line with the prior year.

Liquidity and Capital Resources

Cash flow used in operations was $12 million during the quarter compared with cash used of $20 million in the first quarter of 2004. The $12 million use of cash during the quarter reflects cash generated by operating activities of $6 million net of an $18 million investment in working capital. The investment in working capital is consistent with 2004 and predominantly reflects the seasonal build of log inventories at the mills during the winter months.

Capital investments were $2 million during the quarter and consisted of sustaining capital expenditures. As a result of stronger earnings and a similar seasonal working capital investment year over year, free cash flow totaled negative $14 million in the first quarter of 2005, an improvement from negative $21 million in the same period of 2004.

Fraser Papers' net debt stood at $64 million at April 2, 2004, representing 12% of net debt plus equity. This represents an increase from 8% as at December 31, 2004 when Fraser Papers had net debt of $41 million. The increase in net debt is primarily a reflection of the issuance of the senior unsecured notes, the repayment of previously outstanding debt and the build in working capital during the quarter.

Fraser Papers has a committed revolving credit facility of $50 million. At April 2, 2005, $32 million of this facility was utilized in the form of letters of credit posted with certain suppliers. In addition, the Company had cash and cash equivalents on hand of $87 million.

During the quarter, the Company used a portion of the proceeds from the senior unsecured notes offering to repay in full the revolving credit facility with Brascan Corporation. The facility was then cancelled.

Margin Improvements

The margin improvement program continued to show positive results in the quarter. Compared to 2004, using constant prices and exchange rates, Fraser Papers generated $7 million in improvements during the quarter as a result of increased production volumes and reduced fixed costs. Our target for the year is $50 million in annualized improvement. On a year-over-year basis, our work hours per ton of paper produced, a measure of our labour productivity, decreased by 24% from 5.44 in 2004 to 4.13 in 2005. These improvements served to partly offset higher fibre costs, energy costs and the impact of a stronger Canadian dollar. The negative impact of fibre costs, energy costs and foreign exchange for the first quarter of 2005 was $13 million relative to the first quarter of 2004. The Canadian dollar averaged US$0.82 in the first quarter of 2005 compared to $0.76 in the comparable period for 2004.

	Three Months Ended	
	Apr 2 2005	Mar 27 2004
Work hours/ton	**4.13**	5.44
Total paper produced (000's tons)[1]	**183**	165

(1) Excludes production from the Company's Midwest operations which were sold during the quarter.

Capital Investments

Capital investments totaled $2 million in the first quarter of 2005 and related to sustaining capital only.

Defined Benefit Pension Plans

Total pension expense for Fraser Papers' defined benefit plans during the quarter was $4 million compared to $5 million in the first quarter of 2004. Funding in the quarter was $10 million compared with $6 million in the same quarter of 2004. The decrease in pension expense can be attributed to the workforce reductions that were undertaken in 2004. The higher funding is as a result of the April funding payment being made in the first quarter of 2005. The April payment was made during the second quarter in 2004.

Income Tax Recovery

Income tax recovery for the first quarter of 2005 of $8 million consisted of $3 million related to a pre-tax loss in the period and $5 million related to the reversal of valuation allowances recorded in previous periods. The valuation allowances were reversed as management has determined that it is more likely than not that the benefit of the future income tax assets will be realized. Management has come to this determination as a result of signing a definitive agreement to sell its timberlands in Maine.

Commodity Hedges

From time to time, Fraser Papers will enter into arrangements to fix the future price for certain products. At April 2, 2005, Fraser Papers had entered into pulp swap agreements to deliver 69,000 tonnes of market pulp at an average price of $570 per tonne through December 2006. Fraser Papers realized a loss of $2 million on these swaps in the first quarter. The unrealized loss on these swaps is $5 million. In addition, during the quarter, Fraser Papers realized a loss on lumber futures contracts of less than $1 million.

Business Segments
The Company has two reportable segments:

i) Paper, comprised of the paper, pulp, and sawmill operations; and

ii) Timber, comprised of woodland operations.

Paper
The Paper segment comprises 14 paper machines at two locations, two market pulp facilities and four sawmills. Products include fine paper, groundwood paper, paperboard, towel, hardwood pulp and softwood lumber. Paper accounted for 95% of Fraser Papers' net sales in each of the first quarter of 2005 and the first quarter of 2004.

	Three Months Ended	
(US$ millions)	**Apr 2 2005**	Mar 27 2004
Net sales	**$244**	$209
EBITDA	**6**	(3)
Depreciation	**(11)**	(10)
Capital investments	**2**	1

The Paper segment generated EBITDA of $6 million in the first quarter compared to negative $3 million in the first quarter of 2004.

Uncoated fine paper demand improved on a year-over-year basis. Excluding the Park Falls operations which were sold during the quarter, Fraser Papers' shipments of uncoated fine papers increased in the first quarter by 26% over the first quarter of 2004 and decreased 4% over the fourth quarter of 2004. The higher volume on a year-over-year basis is due to improved operating efficiencies and stronger paper demand. The decrease in quarter-over-quarter shipments is a reflection of the fact that the fourth quarter of 2004 had an extra nine days of operations when compared to the first quarter of 2005. Average mill net selling prices realized for fine paper increased 4% when compared with the first quarter of 2004 and were comparable to the prior quarter. A portion of the higher selling prices for paper that we have achieved in late 2004 and during the first quarter of 2005 have been offset by higher transportation costs. Approximately two thirds of Fraser Papers' total paper capacity is uncoated fine paper.

Demand continued to improve for groundwood papers in the first quarter and average prices realized for Fraser Papers' groundwood grades increased year-over-year by 8% and quarter-over-quarter by 3%. Shipments of groundwood papers were up 5% on a year-over-year basis but down 12% from the fourth quarter of 2004 as a result of a decrease in the number of operating days in the first quarter.

Total paper production improved on a year-over-year basis at all paper facilities and, excluding our Park Falls operations, production increased 17% or approximately 27,000 tons year-over-year.

In the first quarter of 2005, Fraser Papers developed and marketed 9 new specialty products. At our Madawaska and Gorham mills, 8% of shipments during the year represent products developed in the past two years.

Hardwood pulp list prices in North America improved on a quarter-over-quarter basis and Fraser Papers' realized pulp mill nets improved by 8% over the fourth quarter of 2004. World producer inventories on March 31, 2005 were unchanged from December 31, 2004 at 34 days of supply.

While NBSK spot markets experienced flat pricing in the first quarter, NBHK producers such as Fraser Papers continued to implement modest price increases through the end of the first quarter.

Lumber prices (Eastern Boston SPF 2 x 4) averaged $450 per MFBM in the first quarter of 2005, up $34 or 8% from $416 per MFBM in the first quarter of 2004 and up 12% from $402 per MFBM in the fourth quarter of 2004. Strong housing starts in the quarter mitigated the impact of seasonal slowness.

Since May 22, 2002, Fraser Papers has been posting cash deposits for anti-dumping duties at a rate of 8.4% on shipments of softwood lumber to the U.S. from its two New Brunswick sawmills. Since the inception of the duties, Fraser Papers has paid $13 million.

Timber

The Timber segment includes freehold lands in Maine (96,000 hectares) and New Brunswick (310,000 hectares) and Crown licenses in New Brunswick. On April 6, 2005 the Company announced the sale of the freehold lands in Maine. Approximately 50% of the segment's sales are directed to third parties and the remainder is consumed internally. Timber sales to third parties accounted for 5% of Fraser Papers' net sales in the first quarter of 2005, the same as the fourth quarter of 2004.

	Three Months Ended	
(US$ millions)	**Apr 2 2005**	Mar 27 2004
Net sales	**$12**	$12
EBITDA	**5**	3
Depreciation	**—**	(1)
Capital investments	**—**	—

Logging activity is seasonal, the first and third quarters traditionally being the most profitable. Shipments totaled 808,000 cubic metres in the first quarter of 2005, down 1% from the first quarter of 2004.

Shipments

Shipments of all of the Company's products are detailed below.

	Three Months Ended	
	Apr 2 2005	Mar 27 2004
Paper (000 tons)		
Fine paper(1)	117	93
Groundwood paper	45	43
Paperboard	13	13
Towel	9	8
Pulp (000 tonnes)	107	68
Lumber (MMfbm)	107	91
Timber (000's m^3)	808	813

(1) Excludes shipments from the Company's Midwest operations of 16,000 and 34,000 tons in 2005 and 2004 respectively.

The foregoing contains a review of developments that impacted Fraser Papers' performance during the first quarter of 2005. Forward-looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the actual results of the Company to be materially different from those expressed or implied.

Definitions

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, loss on sale of Midwest operations, fees on sale of accounts receivable and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Free cash flow is defined as cash provided by operating activities less total capital investments. Free cash flow is presented as a useful indicator of a company's ability to generate cash for financing activities.

Capital employed is the sum of property, plant and equipment, operating working capital (accounts receivable plus inventory less accounts payable) and other assets.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

EBITDA

(US$ millions)	*Three Months Ended* **Apr 2 2005**	Mar 27 2004
Earnings	**$ 3**	$ (14)
Add: Interest expense, net	**1**	3
Add: Fees on sale of accounts receivable	**—**	1
Add: Income tax	**(8)**	(1)
Add: Depreciation	**11**	11
Add: Loss on sale of Midwest operations	**4**	—
EBITDA	**$ 11**	$ —

Free Cash Flow

(US$ millions)	*Three Months Ended* **Apr 2 2005**	Mar 27 2004
Cash provided by operating activities	**$(12)**	$(20)
Capital investments	**(2)**	(1)
Free cash flow	**$(14)**	$(21)

Net Debt

(US$ millions)	**As at Apr 2 2005**	As at Dec 31 2004
Debt	**$151**	$41
Cash and cash equivalents	**(87)**	—
Net debt	**$64**	$41

Rule 12g3-2(b)
Exemption No. 82-34837
FraserPapers

FRASER PAPERS INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 2, 2005

(unaudited)

Interim Consolidated Balance Sheets

(US$ millions)	**As at Apr 2, 2005**	As at Dec 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	**$ 87**	$ —
Accounts receivable *(note 4)*	**120**	119
Inventory	**113**	128
Future income taxes	**9**	10
	329	257
Property, plant and equipment		
Paper	**367**	436
Timber	**20**	19
Held for sale *(note 2)*	**32**	33
Other assets *(note 3)*	**107**	25
	$ 855	$770

Liabilities and Shareholders' Equity

Current liabilities:		
Accounts payable and accrued liabilities	**$104**	$110
Current debt *(note 5)*	**—**	40
	104	150
Long-term debt *(note 5)*	**151**	1
Other liabilities	**54**	65
Future income taxes	**62**	73
Shareholders' equity	**484**	481
	$855	$770

(See accompanying notes)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT AND NORBORD'S NET INVESTMENT

(unaudited)	*Three Months Ended*	
(US$ millions)	**Apr 2 2005**	Mar 27 2004
Net sales	**$256**	$221
Earnings before the following:		
Paper	**6**	(3)
Timber	**5**	3
	$ 11	$—
Loss on sale of Midwest Operations *(note 3)*	**(4)**	—
Fees on sale of accounts receivable *(note 4)*	**—**	(1)
Interest expense, net	**(1)**	(3)
Earnings before depreciation and income taxes	**6**	(4)
Depreciation	**(11)**	(11)
Income tax recovery *(note 7)*	**8**	1
Earnings (loss)	**$ 3**	$ (14)
Earnings (loss) per share	**$0.10**	$(0.47)
Deficit and Norbord's net investment		
Balance, beginning of period	**$(19)**	$548
Earnings (loss)	**3**	(14)
Contribution by Norbord	**—**	2
Balance, end of period	**$(16)**	$536

(See accompanying notes)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)	*Three Months Ended*	
	Apr 2	Mar 27
(US$ millions)	**2005**	2004
Cash provided by (used for):		
Operating Activities		
Earnings (loss)	**$ 3**	$(14)
Items not affecting cash:		
Depreciation	**11**	11
Future income taxes *(note 7)*	**(11)**	(2)
Employment benefits plan expense *(note 6)*	**4**	5
Non-cash foreign exchange	**2**	2
Amortization of deferred start-up costs	**1**	1
Loss on sale of Midwest *(note 3)*	**4**	—
Employment benefit plan funding	**(10)**	(6)
Other items	**2**	1
	6	(2)
Net change in non-cash working capital balances	**(18)**	(18)
	(12)	(20)
Investing Activities		
Capital investments		
Paper	**(2)**	(1)
Timber	—	—
Other	**(4)**	1
	(6)	—
Financing Activities		
Issuance of debt *(note 5)*	**185**	—
Repayment of debt *(note 5)*	**(75)**	—
Debenture issue costs *(note 5)*	**(5)**	—
Contribution by Norbord	—	1
Bank advances	—	4
	105	5
Increase (decrease) in cash and cash equivalents	**$ 87**	$(15)

(See accompanying notes)

FRASER PAPERS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(US$ millions)

In these notes "Fraser Papers" means Fraser Papers Inc. and all of its consolidated subsidiaries and affiliates, and "Company" means Fraser Papers Inc. as a separate corporation. In addition, "Norbord" means Norbord Inc. for periods after June 30, 2004 and Nexfor Inc. for periods prior to June 30, 2004.

Note 1. Basis of Presentation

On June 30, 2004, Nexfor Inc. completed a reorganization whereby, among other things, it transferred its interest in its paper, sawmill and timber assets to Fraser Papers and then distributed the shares in the Company to its shareholders. Nexfor Inc. then changed its name to Norbord Inc. The Company became a separate publicly traded company governed by the Canada Business Corporations Act ("CBCA"). This distribution was effected by way of a plan of arrangement under the CBCA (the "Arrangement"). Norbord common shareholders effectively received one share of the Company, for each five shares of Norbord held.

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers for the years ended December 31, 2004 and 2003. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the years ended December 31, 2004 and 2003. These financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

For periods prior to June 30, 2004 the consolidated financial statements were prepared from the books and records of the Fraser Papers division of Norbord ("the Division"). The financial results of the Division include the administrative costs associated with managing the Paper and Timber segments of Norbord. These include office rents, selling costs and divisional personnel and travel costs. Certain expenses in the consolidated financial statements for periods prior to June 30, 2004 represent inter-company allocations for services, such as tax and treasury, provided by Norbord.

Income taxes for periods prior to June 30, 2004 have been recorded at statutory rates based on income as reported in the consolidated statements of operations as though the Division was a separate tax paying entity. Income taxes payable in respect of the components which were not historically separate tax paying legal entities have been included in Norbord's net investment. Future income taxes have been presented in the consolidated balance sheet for each temporary difference between the financial reporting and tax bases of the assets and liabilities. In addition, future tax assets have been recognized to the extent that they would have been realized as though the Division was a separate tax paying entity.

Earnings per share for periods prior to June 30, 2004 are based on the assumption that the 30,111,976 common shares issued as a result of the Arrangement were issued and outstanding for all periods presented.

Norbord's net investment in the Division includes certain interest-bearing loans which were repaid at the time of the Arrangement. Interest expense recorded in the consolidated statements of

operations for periods prior to June 30, 2004 includes interest expense associated with these loans.

As a result of the basis of presentation described above, the consolidated statements of operations for periods prior to June 30, 2004 may not necessarily be indicative of the revenues and expenses that would have resulted had the Division historically operated as a stand-alone entity during those periods.

Note 2. Subsequent Events

On April 8, the Company announced the sale of approximately 240,000 acres of timberlands in Maine for gross proceeds of $81. The sale is expected to result in a pre-tax gain of approximately $45. At the time of closing, Fraser Papers will enter into an agreement whereby Fraser Papers will be permitted to purchase fibre from the purchaser for 20 years at market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical usage from the sold lands. The net book value of these timberlands has been classified as assets held for sale on the consolidated balance sheet.

On April 22, Fraser Papers exercised its option to acquire a 25 megawatt cogeneration plant in Berlin New Hampshire for $34. Prior to the acquisition, Fraser Papers purchased all of the output of this facility under a tolling agreement. By acquiring this facility, Fraser Papers removes Norbord from its guarantee of amounts owing under the tolling agreement. The plant was acquired from an affiliate of Brascan Corporation ("Brascan").

Note 3. Sale of Midwest Operations

On February 18, 2005, Fraser Papers sold a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets (the "Midwest Operations"). The results of operations and cash flows of the Midwest Operations are included in the interim consolidated financial statements up to the date of sale. Results of operations for the three months ended April 2, 2005 included net sales of $17, loss before interest, income taxes and depreciation of $3 and depreciation expense of $1.

As consideration for these net assets, Fraser Papers received a 40% interest in Smart Papers LLC (the "Investment"), the purchaser of the Midwest Operations. The transaction has been accounted for at fair value with fair value based on the value of the Investment. The agreement governing the sale of these assets includes various representations, warranties and indemnities which are standard in any sale of assets. However, any breach of any warranty or claim under an indemnity could result in an increase or decrease in Fraser Papers percentage of ownership.

The net assets sold to Smart Papers consisted of:

Operating working capital	$27
Property plant and equipment	61
Other liabilities	(2)
	$86

Costs associated with the transaction totalled nil and included severance and benefit costs of $3, legal and other professional costs of $1 offset by curtailment gains on employee benefit plans of $4. The fair value of the Investment is $82 resulting in a loss of $4. The Investment is included in other assets.

The investment of $82 includes approximately $54 which represents amounts in excess of Fraser Papers' proportionate share in the net book value of Smart Papers LLC. This amount is being amortized over the estimated useful life of the underlying assets.

During the first quarter, earnings from equity accounted investees was less than $1.

Certain liabilities of the Midwest operations have been retained by Fraser Papers consisting primarily of employment, pension and post retirement obligations related to past service. In addition, Fraser Papers has agreed to post a letter of credit to support the purchaser's closure obligation with respect to a landfill site.

Note 4. Accounts Receivable

Prior to the Arrangement, the Division sold a portion of its third party trade accounts receivable to a wholly-owned subsidiary of Norbord.

Note 5. Debt

On March 15, 2005, the Company issued $150 senior, unsecured notes. The notes bear interest at 8.75% and are due in 2015. The indenture agreement governing the notes contains certain covenants the more significant of which include restrictions on the incurrence of additional indebtedness, sale of assets, mergers, creation of liens, payment of dividends and repurchase of the Company's shares.

On March 16, 2005, the Company repaid $75 owing to an affiliate of Brascan under a revolving credit facility. The facility was then cancelled.

Note 6. Employee Benefit Costs

During the quarter, employee benefit costs for pensions and post retirement benefits totalled $3 (2004 - $6).

Note 7. Income Taxes

Interim income tax expense is calculated based on expected annual effective tax rates.

	Three *Months Ended*	
(US$ millions)	**Apr 2 2005**	Mar 27 2004
Current tax recovery (expense)	**$(3)**	$(1)
Future income tax recovery	**11**	2
Income tax recovery	**$ 8**	$ 1

Future income tax recovery includes $5 related to the reversal of a valuation allowance as a result of management determining that it was more likely than not that the benefit of these future income tax assets would be realized in 2005.

Note 8. Commitments and Contingencies

Commodity Hedges

During the quarter, Fraser papers realized a loss of less than $1 on lumber futures contracts representing approximately 10 million board feet of lumber. At April 2, 2005, there were contracts outstanding to sell approximately 5 million board feet of lumber with no unrealized gain

or loss. These contracts effectively fix the selling price on a portion of Fraser Papers' lumber production and are designated as hedges of a portion of future lumber sales.

Fraser Papers has entered into pulp swaps to deliver 69,000 tonnes of market pulp at an average price of $570 per tonne. These swaps effectively fix the selling price on a portion of Fraser Papers' pulp production and are designated as a hedge of future pulp selling prices. During the first quarter, Fraser Papers realized a loss of $2 on these contracts. The unrealized loss on these swaps is $5.

Other

Norbord has provided guarantees for certain obligations of Fraser Papers. These were previously obligations of the Division. The maximum potential amount of the obligations guaranteed is estimated to be $51 (after giving effect to the acquisition of the cogeneration facility discussed in note 2), which includes approximately $32 related to the Midwest Operations. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any of these guarantees that are outstanding on December 31, 2005. As security for these guarantees, Norbord has the right to perfect security over the property, plant and equipment and other assets of Fraser Papers.

Note 9. Related Party Transactions

As a result of the Arrangement, Fraser Papers has a number of relationships with Brascan and Norbord. During the quarter, transactions with these related parties were as follows.

At April 2, 2005, the Company had on deposit $64 with an affiliate of Brascan on a demand basis. The deposit earns interest at 3%.

As described in note 4, the Company repaid $75 owing to an affiliate of Brascan under a revolving credit facility and cancelled the facility.

Fraser Papers paid Norbord Inc. less than $1 for administrative services in the first quarter of 2004 and 2005.

Fraser Papers purchases goods and services from Brascan and its affiliates including, rent, electricity, wood fibre and financial services. During the quarter, Fraser Papers purchased approximately $6 (2004 - $4) of goods and services from Brascan and its affiliates.

During the quarter, Fraser Papers earned a management fee of $2 (2004 - $1) from Katahdin Paper Company LLC, an affiliate of Brascan.

On April 22 2005, Fraser Papers exercised its option to acquire a cogeneration facility from an affiliate of Brascan Corporation as discussed in note 2. The exercise of the option was unanimously approved by the independent Board members who are unrelated to Brascan.

Note 10. Segmented Information

Fraser Papers has two reportable segments:

i) Paper, comprised of the paper, pulp, and sawmill operations; and

ii) Timber, comprised of woodland operations.

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principle business. Management considers that its sawmill operations are an integral part of the paper operations. One of the key functions of the sawmills is to provide fibre in the production of pulp and paper and they therefore are considered part of the Paper segment. Management has determined that its woodlands operations, while an important aspect of its integration strategy, have unique aspects to their business and are managed differently.

Certain administration costs are allocated to the segments based on, among other things, the approximate amount of administrative resources expended on the segment.

Fraser Papers operates principally in Canada and the United States.

(US$ millions)	Paper	Timber	Inter-segment	Combined Total
Three months ended Apr 2, 2005				
Net sales	**$244**	**$25**	**$(13)**	**$256**
Less: Cost of sales	**238**	**20**	**(13)**	**245**
Operating earnings (loss) before depreciation:	**6**	**5**	—	**11**
Depreciation	**(11)**	—	—	**(11)**
Operating earnings (loss)	**$ (5)**	**$ 5**	**$—**	**$—**
Capital investments	**$ 2**	**$—**	**$—**	**$ 2**
Three months ended Mar 27, 2004				
Net sales	$209	$ 25	$(13)	$221
Less: Cost of sales	212	22	(13)	221
Operating earnings (loss) before depreciation:	(3)	3	—	—
Depreciation	(10)	(1)	—	(11)
Operating earnings (loss)	$(13)	$ 2	$—	$(11)
Capital investments	$ 1	$—	$—	$ 1

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Dominic Gammiero, President and Chief Executive Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fraser Papers Inc. (the issuer) for the period ending April 2, 2005;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 5, 2005

signed *"Dominic Gammiero"*

Dominic Gammiero
President and Chief Executive Officer

FraserPapers

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Glen McMillan, Senior Vice President and Chief Administrative Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fraser Papers Inc. (the issuer) for the period ending April 2, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 5, 2005

signed *"Glen McMillan"*

Glen McMillan
Senior Vice President
and Chief Administrative Officer

FraserPapers

Glen McMillan
Senior Vice-President and
Chief Administrative Officer

May 6, 2005

VIA SEDAR

To the securities regulatory authorities
of each of the Provinces and Territories of Canada

Dear Sirs/Mesdames:

Re: Fraser Papers Inc. —Report of Voting Results pursuant to section 11.3 of National Instrument *51-102 Continuous Disclosure Obligations* ("NI 51-102")

Following the annual meeting of shareholders of Fraser Papers Inc. (the "Corporation") held on May 5, 2005 in Toronto, Ontario (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following.

At the Meeting there were 3,035 shareholders represented in person or by proxy holding 21,513,901 common shares, representing 71.45% of the 30,111,976 issued and outstanding common shares.

Election of Directors

All of the directors nominated for election at the meeting were elected by acclamation.

Appointment of Auditors

The shareholders approved the reappointment of Ernst & Young LLP as the Corporation's auditors and authorized the Corporation's directors to determine their remuneration.

There were no other matters coming before the meeting that required a vote by the shareholders.

Yours truly,

FRASER PAPERS INC.

signed *"Glen McMillan"*

Glen McMillan
Senior Vice President
and Chief Administrative Officer

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8635
Fax 416-359-8606
mcmillag@fraserpapers..com
www.fraserpapers.com